UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 3, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated November 3, 2010, entitled “Notice of Extraordinary General Meeting”.

99.2	Announcement dated November 3, 2010, entitled “Renewal of Continuing Connected Transactions in Respect of 2011 to 2013”.

99.3	Announcement dated November 3, 2010, entitled “Form of proxy for the Extraordinary General Meeting to be held on 24 November 2010”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held at Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on 24 November 2010 at 3 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1.
“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 3 November 2010

1

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

Notes:

1.
The register of members of the Company will be closed from 22 November 2010 to 24 November 2010 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 19 November 2010.

2.	A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3.
To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time for holding the EGM or any adjournment thereof.

4.
Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5.
Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

6.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 4 of the Circular of the Company dated 3 November 2010.

As at the date of this announcement, the Board comprises of:

Executive Directors	Independent Non-executive Directors
Yang Hua (Vice Chairman)	Edgar W. K. Cheng
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang

2

Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this circular with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2011 TO 2013

Independent Financial Adviser to the Independent Board Committee

SOMERLEY LIMITED

A notice convening an extraordinary general meeting of CNOOC Limited to be held on 24 November 2010 at 3 p.m. at Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, Hong Kong is set out on pages 58 to 59 of this circular. Whether or not you intend to attend such meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 36 hours before the time appointed for holding such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders of CNOOC Limited from attending and voting in person at the meeting or any adjourned meeting if they so wish.

3 November 2010

i

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2007 Circular”	the circular issued by the Company to its Shareholders in respect of the Existing Waiver for certain continuing connected transactions of the Company dated 13 November 2007

“2007 EGM”	the extraordinary general meeting of the Company held on 6 December 2007

“Announcement”	the announcement dated 1 November 2010 made by the Company in relation to the renewal of Continuing Connected Transactions in respect of 2011 to 2013

“Articles of Association”	the articles of association of the Company

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“Circular”	the circular issued by the Company to its Shareholders dated 3 November 2010

“CNOOC”	China National Offshore Oil Corporation（中國海洋石油總公司）, the controlling shareholder of the Company indirectly holding approximately 64.41% of all of the Shares in issue as at the Latest Practicable Date

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

“CNOOC EnerTech”	CNOOC Energy Technology & Services Limited（中海油能源發展股份有限公司）, a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

DEFINITIONS

“Comprehensive Framework Agreement”	the comprehensive framework agreement dated 1 November 2010 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”
the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this Circular

“Director(s)”	director(s) of the Company

“EGM”
the extraordinary general meeting of the Company proposed to be convened and held on 24 November 2010 at 3 p.m. to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), or any adjournment thereof

“EGM Notice”	the notice dated 3 November 2010 convening the EGM as set out on pages 58 and 59 of this Circular

“Existing Waiver”
the approval by the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates, subject to the conditions set out in the 2007

Circular

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Independent Board Committee”
an independent committee of the Board comprising Mr. Edgar W. K. Cheng, Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the  independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), with Mr. Chiu Sung Hong acting as the Chairman

DEFINITIONS

“Independent Financial Adviser”	Somerley Limited, a corporation licensed to carry out type
or “Somerley”
1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	the Shareholders of the Company other than CNOOC and its Associates

“JLLSL”	Jones Lang LaSalle Sallmanns Limited, an independent property valuer

“Latest Practicable Date”	29 October 2010, being the latest practicable date prior to the printing of this Circular for ascertaining certain information herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“Non-exempt Continuing	the Continuing Connected Transactions other than those
Connected Transactions”
under the categories of “Provisions of marketing, management and ancillary services from CNOOC and/ or its Associates to the Group” and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework

Agreement” in this circular

“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC

“Ordinary Resolution(s)”	the proposed ordinary resolution(s) as referred to in the EGM Notice

“PRC” or “China”	The People’s Republic of China, excluding for the purpose of this Circular, Hong Kong, Macau and Taiwan

“Proposed Cap(s)”
the proposed maximum annual aggregate value(s) for each of the Continuing Connected Transactions of the Company in respect of 2011 to 2013 as set out in the paragraph headed “Proposed Caps and Rationale” in this Circular

DEFINITIONS

“Relevant Category”
the “Provision of exploration and support services” category of continuing connected transactions between the Group and CNOOC and/or its Associates, which involves the provision of services by CNOOC and/or its Associates to the Group on exploration operations

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholder(s)”	registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Board of Directors

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi	Registered office 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong

Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang

Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong (Chairman of the Independent Board Committee) Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

3 November 2010

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011 TO 2013

1.	INTRODUCTION

Reference is made to the Announcement in relation to the renewal of Continuing Connected Transactions in respect of 2011 to 2013. The purpose of this Circular is to provide you with information necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the EGM relating to the approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

LETTER FROM THE BOARD

2.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011 TO 2013

Background

Reference is made to the 2007 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders had approved the Non-exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for the three years ending 31 December 2010 at the 2007 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2010 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2011 to 31 December 2013), including disclosing further information thereof in this Circular and seeking Independent Shareholders’ approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into a Comprehensive Framework Agreement on 1 November 2010 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years from 1 January 2011, and is conditional upon Independent Shareholders’ approval. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 8 November 2007, as described in the 2007 Circular.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorised as follows:

●	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group:

(a)	Provision of exploration and support services;

(b)	Provision of oil and gas development and support services;

(c)	Provision of oil and gas production and support services;

(d)	Provision of marketing, management and ancillary services; and

LETTER FROM THE BOARD

(e)	FPSO vessel leases.

●	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

●	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates:

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)	Long term sales of natural gas and liquefied natural gas.

Note:
The categories “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “FPSO vessel leases”, “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Long term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders’ approval requirements. The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of the Company, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The Group will continue to use these services provided by Associates of CNOOC. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

●	well site survey;

●	seismic data acquisition and processing;

LETTER FROM THE BOARD

●	integrated exploration research services;

●	exploration well operation;

●	related technical services on exploration well;

●	tow-boat, transportation and safety services; and

●	other related technical and supporting services.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB4,445.4 million, RMB4,421.9 million and RMB2,690.1 million, respectively.

(b)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

●	platform survey;

●	drilling and completion well operation;

●	related technical services on drilling and completion;

●	design, construction, installation and tuning of production facilities;

●	shipping transportation;

●	provision of materials;

●	integrated research on development techniques; and

●	other related technical and supporting services.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB9,984.6 million, RMB21,974.8 million and RMB6,273.9 million, respectively.

(c)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments

LETTER FROM THE BOARD

and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

●	integrated research on production techniques;

●	well workover;

●	shipping transportation;

●	oil tanker transportation;

●	provision of materials;

●	maintenance of platform;

●	repair of equipment and pipeline;

●	production operations;

●	oil and gas production labour services;

●	warehousing and storage;

●	lease of equipment and building;

●	road transportation services;

●	telecommunication and network services;

●	wharf services;

●	construction services, including roads, wharf, buildings, factories and water barrier;

●	maintenance and repair of major equipment;

●	medical, childcare and social services;

●	provision of water, electricity and heat;

●	security and fire services;

●	technical training;

●	accommodation;

●	maintenance and repair of buildings;

LETTER FROM THE BOARD

●	catering services; and

●	other related technical and supporting services.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB3,656.0 million, RMB4,115.6 million and RMB2,026.7 million, respectively.

(d)	Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

●	marketing services;

●	management;

●	staff recruitment;

●	publishing;

●	telecommunications;

●	leases of properties;

●	property management;

●	water, electricity and heat supply;

●	sewage disposal;

●	car rental;

●	integrated services such as record keeping, filing, repair of computer, catering and photocopying; and

●	integrated research.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its Associates were approximately RMB351.98 million, RMB513.51 million and RMB189.19 million, respectively.

LETTER FROM THE BOARD

In addition, as part of providing administration and management services to the Group, CNOOC and/or its Associates leased certain premises covering an aggregate area of approximately 70,000 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates also provided management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the aggregate rentals and management fees payable by the Group to CNOOC and/or its Associates were approximately RMB190.72 million, RMB188.60 million and RMB94.43 million, respectively. JLLSL, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB542.70 million, RMB702.11 million and RMB283.63 million, respectively.

Pricing of transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm’s length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC and/or its Associates to the Group as described above, on the basis of the above pricing principle, such service must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	State-prescribed prices; or

(ii)	where there is no State-prescribed price, market prices, including the local, national or international market prices; or

LETTER FROM THE BOARD

(iii)
when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the pricing principles relating to any future contracts with CNOOC and/or its Associates will be on a similar basis.

It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. The agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

(e)	FPSO vessel leases

The Group leases floating production, storage and offloading (“FPSO”) vessels from CNOOC EnerTech for use in oil production operations at market prices and on normal commercial terms after arm’s length negotiations which are calculated on a daily basis. Moreover, the terms offered by CNOOC and/or its Associates to the Group should not be less favourable than those granted by CNOOC and/or its Associates to their third party customers. The charges for a vessel may be based on a fixed daily rate, or on a floating rate determined by multiplying a rate with the oil and gas production volume. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil production. The Company leases five FPSO vessels (excluding the one under repairs but including the replacement FPSO vessel) from CNOOC EnerTech, an Associate of CNOOC, with a term of in a range of from 10 years to 15 years (where the lease for one of the FPSO vessel leases was for an initial term of 10 years with a right of renewal, at the sole option of the Company, for another 10 years). The Directors expect that the Group will maintain the number of FPSO vessels at five for coming three financial years ending 31 December 2011, 2012 and 2013. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2013, then the agreements falling under this category will terminate on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules have been included in the Letter from the Independent Financial Adviser on pages 23 to 52 of this Circular. For the two years ended 31 December 2009 and the six months ended 30 June 2010, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximately RMB1,037.3 million, RMB1,631.8 million and RMB691.6 million, respectively.

LETTER FROM THE BOARD

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraphs (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its Associates include:

●	technical consulting;

●	technology transfer;

●	management;

●	technical research services; and

●	other supporting services.

The Group did not enter into any such transactions for the two years ended 31 December 2009 and the six months ended 30 June 2010. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOC mayrequire the provision of technical consulting, technical transfer, management services, technical research services and other related services from the Group, and the Group may provide certain of these services to CNOOC and/or its Associates in the near future.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas

LETTER FROM THE BOARD

to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits. For this type of sales, the Company has not entered into any sales contracts for a term ranging between 3 to 5 years.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates were approximately RMB39,543.1 million, RMB54,606.3 million and RMB41,688.2 million, respectively.

(b)	Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 5 to 20 years. The Group classifies sales contracts with the term of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in North West Shelf, Australia. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its Associates which engage in the downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2013, then the individual agreements falling under this category will terminate on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules have been included in the Letter from the Independent Financial Adviser on pages 23 to 52 of this Circular.

LETTER FROM THE BOARD

For the two years ended 31 December 2009 and the six months ended 30 June 2010, long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB2,636.7 million, RMB2,909.6 million and RMB1,922.4 million, respectively.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company’s shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Board considers that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company’s business; (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each of the above Continuing Connected Transactions are fair and reasonable.

In particular, it should be noted that the independent non-executive Directors constituting the Independent Board Committee have given their view in support of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) after considering the advice from the Independent Financial Adviser. Please refer to the Letter from the Independent Board Committee on page 22 of this Circular and the Letter from the Independent Financial Adviser from pages 23 to 52 of this Circular for further details.

LETTER FROM THE BOARD

Proposed Caps and Rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2011 to 31 December 2013:

Continuing connected transactions	Historical amounts	Existing 2010 annual cap	Proposed Caps for 2011 to 2013	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a) Provision of	For the two years	For the year ending	For the three years	The annual proposed caps for the
exploration and	ended 31 December	31 December	ending 31 December	provision of exploration and
support services	2009 and the six	2010, RMB9,066	2013, RMB6,676	support services have been
	months ended 30	million	million, RMB7,431	determined with reference to
	June 2010,		million and	previous transactions conducted
	approximately		RMB7,737 million,	and transaction amounts in respect
	RMB4,445.4 million,		respectively	of the exploration and support
	RMB4,421.9 million			services provided by CNOOC
	and RMB2,690.1			and/or its Associates to the Group,
	million, respectively			the estimated increase in the level
of exploration activities by the
Group within the PRC and the
expansion of exploration operations.
The Directors are of the view that
the proposed
caps provide sufficient increment
for the Group to capture the
Group’s future anticipated
expansion plan.

(b) Provision of	For the two years	For the year ending	For the three years	The annual proposed caps for the
oil and gas	ended 31 December	31 December 2010,	ending 31 December	provision of oil and gas
development	2009 and the six	RMB26,759 million	2013, RMB24,067	development and support services
and support	months ended 30		million, RMB37,906	have been determined with
services	June 2010,		million and	reference to previous transactions
	approximately		RMB38,822 million,	conducted and
	RMB9,984.6 million,		respectively	transaction amounts in respect of
	RMB21,974.8			the oil and gas development and
	million and			support services provided by
	RMB6,273.9 million,			CNOOC and/or its Associates to
	respectively			the Group, the number of ongoing
and estimated future development
projects and the stages of such
projects. The Directors are of the
view that the proposed
caps provide sufficient increment
for the Group to capture the
Group’s future anticipated
expansion plan.

(c) Provision of	For the two years	For the year ending	For the three years	The annual proposed caps for the
oil and gas	ended 31 December	31 December 2010,	ending 31 December	provision of oil and gas production
production and	2009 and the six	RMB7,253 million	2013, RMB8,228	and support services have been
support	months ended 30		million, RMB9,051	determined with reference to
services	June 2010,		million and	previous transactions conducted
	approximately		RMB9,956 million,	and transaction amounts in respect
	RMB3,656.0 million,		respectively	of the oil and gas production and
	RMB4,115.6 million			support services provided by
	and RMB2,026.7			CNOOC and/or its Associates to
	million, respectively			the Group, the anticipated
commencement of production of
more new oilfields, introduction of
more measures to increase
production and more repair and
maintenance costs for production
facilities. The Directors are of the
view that the proposed caps provide
sufficient increment for the Group
to capture the Group’s future
anticipated expansion plan.

LETTER FROM THE BOARD

Continuing connected		Existing 2010	Proposed Caps for	Basis of determination of the
transactions	Historical amounts	annual cap	2011 to 2013	Proposed Caps

(d) Provision of	For the two years	For the year ending	For the three years	The annual proposed caps for the
marketing,	ended 31 December	31 December 2010,	ending 31 December	provision of marketing,
management and	2009 and the six	RMB967 million	2013, RMB820.98	management and ancillary services
ancillary services	months ended 30		million, RMB856.52	have been determined with
	June 2010,		million and	reference to previous transactions
	approximately		RMB905.09 million,	conducted and
	RMB542.70 million,		respectively	transaction amounts in respect of
	RMB702.11 million			the marketing, management and
	and RMB283.63			ancillary services provided by
	million, respectively			CNOOC and/or its Associates to
the Group, the continued expansion
of the Group’s business and sales
of oil and gas and the potential
increase in staffing. The Directors
are of the view that the proposed
caps provide sufficient increment
for the Group to capture the
Group’s future anticipated
expansion plan.

(e) FPSO vessel	For the two years	For the year ending	For the three years	The annual proposed caps for the
leases	ended 31 December	31 December 2010,	ending 31 December	FPSO vessel leases have been
	2009 and the six	RMB3,250 million	2013, RMB1,401	determined with reference to
	months ended 30		million, RMB1,390	previous transactions conducted
	June 2010,		million and	and
	approximately		RMB1,546 million,	transaction amounts in respect of
	RMB1,037.3 million,		respectively	the FPSO vessel leases provided by
	RMB1,631.8 million			CNOOC and/or its Associates to the
	and RMB691.6			Group, the anticipated number of
	million, respectively			FPSO vessels to be leased and the
higher charging rate of a vessel
which will be available in 2013.
The Directors are of the view that
the proposed caps provide sufficient
increment for the Group to capture
the Group’s future
anticipated expansion plan.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of	There have been no	For the year ending	For the three years	The annual proposed caps for the
management, technical,	such transactions for	31 December 2010,	ending 31 December	provision of management, technical,
facilities and ancillary	the two years ended	RMB100 million	2013, RMB100	facilities and ancillary services,
services, including the	31 December 2009		million, RMB100	including the supply of materials by
supply of materials	and the six months		million and RMB100	the Group to CNOOC and/or its
	ended 30 June 2010		million, respectively	Associates have been determined
with reference to the anticipated
need by CNOOC and/or its
Associates for the provision of such
services as a result of CNOOC’s
need to optimize its industrial chain
to facilitate its development
towards a world– class integrated
energy company. The annual
proposed caps are based on
the previous caps approved by the
independent shareholders in the
2007
EGM. The Directors are of the
view that the proposed caps
provide sufficient flexibility for
the Group’s future anticipated
business activities.

LETTER FROM THE BOARD

Continuing connected		Existing 2010	Proposed Caps for	Basis of determination of the
transactions	Historical amounts	annual cap	2011 to 2013	Proposed Caps

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a) Sales of petroleum	For the two years	For the year ending	For the three years	The annual proposed caps for the
and natural gas	ended 31 December	31 December 2010,	ending 31 December	sales of petroleum and natural gas
products (other	2009 and the six	RMB181,782 million	2013, RMB152,315	products by the Group to CNOOC
than long term	months ended 30		million,	and/or its Associates have been
sales of natural gas	June 2010,		RMB158,163 million	determined with reference to
and liquefied	approximately		and RMB165,561	historical transactions and
natural gas)	RMB39,543.1		million, respectively	transaction amounts in respect of
	million,			the sales of petroleum and natural
	RMB54,606.3			gas products by the Group to
	million and			CNOOC and/or its Associates, the
	RMB41,688.2			scheduled production capacity of
	million, respectively			the Group, the anticipated demand
by CNOOC and/or its Associates
for its downstream operations
(including downstream facilities
which commenced operation
recently and new downstream
facilities commencing production
between 2011 and 2013), the
estimated resultant increase in the
Group’s production and sales and
the potential fluctuation and
increase in the prices of crude oil.
The increase in such cap amounts
also took into account the fact that
crude oil from new oilfields, which
is expected to be made up of a
higher proportion of heavy crude
oil, needs to undergo refining
processes which are carried out
primarily by CNOOC and/or its
Associates. The Directors are of the
view that the proposed caps provide
sufficient increment for the Group
to capture the Group’s future
anticipated expansion plan.

(b) Long term sales	For the two years	For the year ending	For the three years	The annual proposed caps for long
of natural gas and	ended 31 December	31 December 2010,	ending 31 December	term sales of natural gas and
liquefied natural gas	2009 and the six	RMB8,763 million	2013, RMB8,034	liquefied natural gas by the Group
	months ended 30		million, RMB9,146	to CNOOC and/or its Associates
	June 2010,		million and	have been determined with
	approximately		RMB21,155 million,	reference to historical transactions
	RMB2,636.7 million,		respectively	and transaction amounts in respect
	RMB2,909.6 million			of the long term sales of natural gas
	and RMB1,922.4			and liquefied natural gas by the
	million, respectively			Group to CNOOC and/or its
Associates, the anticipated increase
in production as a result of
operation of new gas fields, the
ongoing production of existing gas
fields, the anticipated demand by
CNOOC and/or its Associates for
its downstream operations, the
estimated resultant increase in sales
and the potential fluctuation and
increase in the prices of natural gas.
The Directors are of the view that
the proposed caps provide
sufficient increment for the Group
to capture the Group’s future
anticipated expansion plan.

LETTER FROM THE BOARD

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.34(1) of the Listing Rules:

●	Provision of marketing, management and ancillary services from CNOOC and/or its Associates to the Group; and

●	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements as the anticipated transaction amounts are expected to be equal to or exceed 5% of the relevant percentage ratios under the Listing Rules. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.	the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Cap;

2.
(i)        the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

(ii)
the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

LETTER FROM THE BOARD

3.	GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation, and financial services.

4.	EGM

Approval from the Independent Shareholders will be sought at the EGM for the renewal of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps). A notice convening the EGM is set out on pages 58 to 59 of this Circular. Voting will be conducted by poll at the EGM as required under the Listing Rules.

As CNOOC indirectly owns an aggregate of approximately 64.41% of the issued share capital of the Company, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to approval by the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

There is (i) no voting trust or other agreement or arrangement or understanding entered into by or binding upon CNOOC; and (ii) no obligation or entitlement of CNOOC as at the Latest Practicable Date, whereby it has or may have temporarily or permanently passed control over the exercise of the voting right in respect of its Shares to a third party, either generally or on a case-by-case basis.

A form of proxy for use at the EGM is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time fixed for holding the EGM, if they do not intend to be present in person at the EGM.

5.	RECOMMENDATION OF THE BOARD

The Directors are of the opinion that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend that the Independent Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM.

LETTER FROM THE BOARD

None of the Directors has any material interest in the transactions contemplated under the Non-exempt Continuing Connected Transactions and hence no Director was required to abstain from voting on the board resolution approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

6.	RECOMMENDATION OF THE INDEPENDENT BOARD COMMITTEE

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

Somerley considers the Proposed Caps and the terms of the Comprehensive Framework Agreement with CNOOC and/or its Associates in relation to the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole. The text of the letter of advice from Somerley containing its recommendation in respect of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) is set out on pages 23 to 52 of this Circular.

The Independent Board Committee, having taken into account the advice of Somerley, considers the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders should vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non -exempt Continuing Connected Transactions (including the relevant Proposed Caps). The full text of the letter from the Independent Board Committee is set out on page 22 of this Circular.

Yours faithfully, For and on behalf of the Board CNOOC Limited Fu Chengyu Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

3 November 2010

To the Independent Shareholders

Dear Sir or Madam,

We have been appointed as the Independent Board Committee to advise you in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), details of which are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 3 November 2010 (the “Circular”), of which this letter forms part. We wish to draw your attention to the letter from Somerley as set out on pages 23 to 52 of the Circular. Terms defined in the Circular shall have the same meanings when used herein, unless the context otherwise requires.

Having considered the information set out in the letter from the Board, the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) and the advice of Somerley in relation thereto as set out on pages 23 to 52 of the Circular, we are of the view that the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are in the interests of the Company and its Shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Yours faithfully, For and on behalf of the Independent Board Committee CNOOC Limited Chiu Sung Hong Chairman of the Independent Board Committee Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the letter of advice from the Independent Financial Adviser, Somerley Limited, to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED 10th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong 3 November 2010

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011 TO 2013

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders on (1) the Non-exempt Continuing Connected Transactions (including the Proposed Caps), in respect of which the Independent Shareholders’ approval is being sought; and (2) the duration of agreements regarding (i) floating production, storage and offloading (the “FPSO”) vessel leases with CNOOC and/or its Associates; and (ii) long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years. Details of the Non-exempt Continuing Connected Transactions, the applicable Proposed Caps and the duration of agreements regarding (i) FPSO vessel leases with CNOOC and/or its Associates; and (ii) long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates for longer than three years are set out in the Letter from the Board contained in the circular of the Company to the Shareholders dated 3 November 2010 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As at the Latest Practicable Date, based on the records of the Company, CNOOC indirectly owned approximately 64.41% of the issued share capital of the Company. CNOOC is therefore a connected person (as defined under the Listing Rules) of the Company and the transactions contemplated under the Comprehensive Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules. The Non-exempt Continuing Connected Transactions and the relevant annual caps for the two financial years ended 31 December 2008 and 2009, and the financial year ending 31 December 2010 were approved by the Independent Shareholders at the extraordinary general meeting convened on 6 December 2007. As the Group will continue to carry out the Non-exempt Continuing Connected Transactions with CNOOC and/or its Associates, the Directors propose to seek Independent Shareholders’ approval of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) which will be conducted in the coming three financial years ending 31 December 2011, 2012 and 2013.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee, comprising all of the five independent non -executive Directors, namely Messrs Edgar W. K. Cheng, Chiu Sung Hong, Lawrence J. Lau, Tse Hau Yin, Aloysius and Wang Tao, has been established to make a recommendation to the Independent Shareholders on whether (1) the Non -exempt Continuing Connected Transactions are in the ordinary and usual course of business; (2) the terms of the Comprehensive Framework Agreement in relation to the Non-exempt Continuing Connected Transactions are on normal commercial terms which are fair and reasonable; and (3) the Proposed Caps are fair and reasonable in so far as the Independent Shareholders are concerned. We, Somerley Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard. Furthermore, under Rule 14A.35(1) of the Listing Rules, we are required to explain why contract periods exceeding three years are required for the agreements relating to FPSO vessel leases with CNOOC and/ or its Associates and long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates, and to confirm that it is normal business practice for such contracts to be of such duration.

In formulating our opinion, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and up to the date of the EGM. We have also sought and received confirmation from the executive Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have relied on such information and consider that the information we have received is sufficient for us to reach our advice and recommendation as set out in this letter and to justify our reliance on such information. We have no reason to believe that any material information has been withheld, nor doubt the truth or accuracy of the information provided. We have, however, not conducted any independent investigation into the business and affairs of the Group, CNOOC or its Associates, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Non- exempt Continuing Connected Transactions and the Proposed Caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

1.	Background to and reasons for the Non-exempt Continuing Connected Transactions

CNOOC is the controlling Shareholder of the Company. Prior to the reorganisation (the “Reorganisation”) carried out for the purpose of facilitating the listing of the Shares on the Stock Exchange in February 2001, the businesses of the Group were carried out by CNOOC group. The Non-exempt Continuing Connected Transactions were carried out between the Group and CNOOC and/or its Associates prior to the Reorganisation. As part of the Reorganisation, CNOOC established the Company and transferred all of its operational and commercial interests in its offshore petroleum

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

business to the Group. CNOOC retained enterprises which are primarily engaged in, among other things, provision of exploration, development, production, marketing, management and ancillary services in respect of the oil and gas and downstream petroleum businesses (such as fertilizer and methanol business).

Given the above delineation in businesses of the Group and CNOOC Group, the Group becomes a supplier of petroleum and natural gas products to CNOOC Group (i.e. the remaining business), while CNOOC Group continues to provide exploration, development, production, marketing, management and ancillary services in respect of the oil and gas to the Group. We consider this is a normal business practice. We note from the recent annual report of PetroChina Company Limited (“PetroChina”), a company listed on the Stock Exchange, that PetroChina sells, among other things, crude oil, natural gas, refined oil products and chemical products to its parent company, China National Petroleum Corporation (“CNPC”). At the same time, CNPC group provides, among other things, exploration technology services, downhole operation services, oilfield construction services, oil refinery construction services, and engineering and design services to PetroChina. This is also the case for China Petroleum & Chemical Corporation (“Sinopec”), a company listed on the Stock Exchange. As disclosed in its recent annual report, Sinopec also engages in a number of continuing connected transactions involving (i) sales of crude oil, natural gas, refined and petrochemical products and by-products by Sinopec to its parent company; and (ii) provision of, among other things, technical and ancillary production services by its parent company to Sinopec. We consider the Non-exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates are not unusual in our experience because the business of the Group was spun off from a much bigger group of CNOOC and these are also the cases for PetroChina and Sinopec which were spun off from their respective parent group.

We are advised by the Directors that if the Group chooses to conduct exploration, development, production and support services on its own instead of from CNOOC and/or its Associates, the Group will have to incur a substantial amount of capital costs and staff overheads which may adversely affect its financial results and increase its risk profile. Moreover, the Directors consider that it may be more costly to carry out such services itself. The Group has also tried to source these services and lease the FPSO vessels from international service providers, and found that the terms offered by international service providers are, in general, less competitive than the terms offered by CNOOC and/or its Associates. Therefore, the provision of exploration, development, production and support services by CNOOC and/or its Associates and the lease of FPSO vessels from CNOOC and/ or its Associates cannot be easily or efficiently eliminated.

Based on our discussions with the Directors, both the supply and usage of petroleum and natural gas products in the PRC are dominated by CNPC, China Petrochemical Corporation and CNOOC, being the three largest oil and gas companies in the PRC. Given that the local market prices for petroleum and natural gas products are generally competitive with the international market prices after taking into account the associated costs for export such as tariff and overseas transportation costs, the Group has sold most of its petroleum and natural gas products within the PRC. As a result, the Group has historically supplied petroleum and natural gas products to CNOOC and/or its Associates, as well as to CNPC, China Petrochemical Corporation and/or their respective Associates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given that the Non-exempt Continuing Connected Transactions are conducted on normal commercial terms or on terms no less favourable to the Group than terms available from independent third parties (as more particularly discussed below), we consider that it is in the interests of the Company and the Shareholders as a whole to conduct the Non-exempt Continuing Connected Transactions. In light of the respective principal activities of the Group, CNOOC and its Associates, we also consider that the Non-exempt Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group, CNOOC and its Associates.

The Non-exempt Continuing Connected Transactions and the relevant annual caps for the two financial years ended 31 December 2008 and 2009, and the financial year ending 31December 2010 were approved by the Independent Shareholders at the extraordinary general meeting convened on 6 December 2007. On 1 November 2010, the Company entered into the Comprehensive Framework Agreement with CNOOC to regulate their business relationship for the next three financial years ending 31 December 2011, 2012 and 2013. Since the Board anticipates that the applicable percentage ratios (other than the profit ratio) for the Non -exempt Continuing Connected Transactions on an annual basis will not be less than 5% and the annual consideration is expected to be higher than HK$10 million, the Non-exempt Continuing Connected Transactions constitute non-exempt continuing connected transactions for the Company under the Listing Rules. The Directors therefore consider that it is in the commercial interest of the Company to seek approval from the Independent Shareholders for continuing the Non-exempt Continuing Connected Transactions for the coming three financial years ending 31 December 2011, 2012 and 2013 up to the limit specified in the Proposed Caps.

2.	Principal terms of the Non-exempt Continuing Connected Transactions

The Comprehensive Framework Agreement sets out the major terms such as the pricing basis for the provision of the Non-exempt Continuing Connected Transactions and is substantially on the same terms as the comprehensive framework agreements entered into by the Company on 8 November 2007, as described in the circular of the Company dated 13 November 2007. The detailed terms as to (1) specific products and services requested by the relevant party; (2) detailed technical and other specifications which may be relevant to those products or services; and (3) the quantities and fees for the products and services will be agreed from time to time based on the major terms as set out in the Comprehensive Framework Agreement. Details of the major terms of the Comprehensive Framework Agreement are as follows:

(i)	Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include well site survey, seismic data acquisition and processing, integrated exploration research services, exploration well operation, related technical services on exploration well, tow-boat, transportation and safety services, and other related technical and supporting services.

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We understand from the Directors that exploration is the first step towards production process for an oil and gas company. There are two types of exploration, namely risk exploration （風險勘探）and rollover exploration（滾動勘探）. Risk exploration is adopted for exploring a completely new site, while rollover exploration is employed for exploring a site that is adjacent to an oil and gas field that is currently in production.

(ii)	Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include platform survey, drilling and completion well operation, related technical services on drilling and completion, design, construction, installation and tuning of production facilities, shipping transportation, provision of materials, integrated research on development techniques, and other related technical and supporting services.

Following successful completion of the exploration activity (i.e. oil or gas reserve is found), the oil and gas field will proceed to the development phase. Accordingly, the development of oil and gas fields is the second step of production process for an oil and gas company.

(iii)	Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations include integrated research on production techniques, well workover, shipping transportation, oil tanker transportation, provision of materials, maintenance of platform, repair of equipment and pipeline, production operations, oil and gas production labour services, warehousing and storage, lease of equipment and building, road transportation services, telecommunication and network services, wharf services, construction services, including roads, wharf, buildings, factories and water barrier, maintenance and repair of major equipment, medical, childcare and social services, provision of water, electricity and heat, security and fire services, technical training, accommodation, maintenance and repair of buildings, catering services, and other related technical and supporting services. Some of these services may not be available from independent third parties or available on comparable terms.

We understand from the Directors that in general for the provision of services described in paragraphs (i) to (iii) above, the Group will request CNOOC and/or its Associates to provide, along with other independent service providers, quotations in respect of the requested services. Following the receipt of quotations from CNOOC and/or its Associates, and other independent service providers, the Group will compare and negotiate the terms of quotations with service providers and determine the selection of service providers by taking into account factors such as price quotations, quality of the services, ability of the service providers in meeting technical specifications and delivery schedules, and qualification and relevant experiences of the service providers. The contract will be awarded to the service provider who offers the best commercial terms and technical terms to the Company. Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. Accordingly, CNOOC and/or its Associates may or may not be awarded the contracts. On the other hand,

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should CNOOC and/or its Associates consider that the terms of the contracts offered by the Group are not commercially acceptable, CNOOC and/or its Associates may also choose not to accept the contracts. We are of the view that this bidding process is in the interests of the Independent Shareholders as their interests are safeguarded by obtaining and comparing independent third party quotations.

(iv) FPSO vessel leases

The Group leases FPSO vessels from CNOOC EnerTech, an Associate of CNOOC, for use in oil production operations at market prices and on normal commercial terms which are calculated on a daily basis. We understand from the Directors that the Group is unable to secure FPSO vessel leases from others at comparable terms. Accordingly, the Group leases the FPSO vessels from CNOOC EnerTech. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production. A FPSO vessel is a type of floating tank system used in the offshore oil industry to take the oil produced from a nearby platform(s), process it, and store it until the oil can be offloaded onto waiting tankers, or sent through a pipeline. FPSO vessel is also capable to carry out some form of oil separation process obviating the need for such facilities to be located on an oil platform. Partial separation may still be done on the oil platform to increase the oil capacity of the pipeline(s) to the FPSO vessels. FPSO vessels are particularly effective in remote or deepwater locations where subsea pipelines are not cost effective because they can eliminate the need to lay expensive long-distance pipelines from the oil well to an onshore terminal. FPSO vessels can also be used economically in smaller oil fields which can be exhausted in a few years and do not justify the expense of installing a fixed oil platform. At present, the Group is leasing five FPSO vessels (excluding the one under repairs but including the replacement FPSO vessel as detailed below) with a term of in a range of from 10 years to 15 years from CNOOC EnerTech. One of the FPSO vessel leases can be renewed for another 10 years after the initial term of 10 years at the sole discretion of the Company.

(v)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described under the paragraph headed “Long term sales of natural gas and liquefied natural gas” below, the Group also sells certain volume of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of

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peak adjustment and to reap higher profits. For this type of sales, the Company has not entered into any sales contracts for a term ranging between 3 to 5 years.

(b)	Long term sales of natural gas and liquefied natural gas

Natural gas is sold to CNOOC and/or its Associates engaging in downstream petroleum businesses (such as the fertilizer and methanol business). The Group has liquefied natural gas related upstream projects in the North West Shelf, Australia and may sell liquefied natural gas explored from this gas reserve and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. These sales are long term in nature due to the reasons mentioned in the paragraph headed “Duration of agreements regarding the FPSO vessel leases and long term sales of natural gas and liquefied natural gas” below. The Group classifies sales contracts with the term of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas.

(vi)	Pricing of the Non-exempt Continuing Connected Transactions

The Non-exempt Continuing Connected Transactions will be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties under prevailing market conditions including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other factors.

For services provided by CNOOC and/or its Associates to the Group as described in paragraphs (i) to (iii) above, it is stated in the Comprehensive Framework Agreement that based on the above pricing principle (i.e. arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties), such service must then be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	state-prescribed prices; or

(b)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(c)
when neither (a) nor (b) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

We consider the aforesaid pricing principles to be fair and reasonable because (1) the Non-exempt Continuing Connected Transactions have to be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than

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those available to the Group offered by independent third parties; and (2) pricing mechanisms (a) and (b) are determined on the basis of state-prescribed prices and market prices, including the local, national or international market prices.

In order to assess the fairness and reasonableness of the 10% margin set out in pricing mechanism (c) above, we have searched for oil field servicing companies listed on the New York Stock Exchange (the “Comparable Companies”), which are principally engaged in the provision of oil and gas services including drilling, evaluation, production and completion of oil and gas wells, and providing equipments and products for oilfield and gas services with market capitalisation above US$10 billion (equivalent to approximately HK$77.8 billion) as at the day before the Latest Practicable Date, which is determined by reference to market capitalisation of one of major service providers (an Associate of CNOOC) of the Group in respect of provision of exploration services, oil and gas development, oil and gas production, and relevant support services. On this basis, we identified seven Comparable Companies. As the principal activities of these seven Comparable Companies are similar to the provision of exploration, oil and gas development, oil and gas production and relevant support services to be provided by CNOOC and/or its Associates contemplated under the Comprehensive Framework Agreement, we make reference to their operating profit margins to assess the fairness of the 10% margin.

The table below illustrates the operating profit margins (calculated by dividing the operating income of oilfield services related segment by that segment revenue) of the Comparable Companies for the three financial years ended 31 December 2007, 2008 and 2009.

	Operating Profit Margin
	Financial year ended 31 December
Name of the Comparable Companies	2007	2008	2009
Schlumberger Limited (NYSE: SLB)	29.3%	26.8%	21.1%
Halliburton Company (NYSE: HAL)	24.1%	23.4%	15.0%
National Oilwell Varco Incorporated (NYSE: NOV)	21.7%	22.5%	20.0%
Transocean Limited (NYSE: RIG)	50.8%	42.3%	38.1%
Baker Hughes Incorporated (NYSE: BHI)	24.1%	22.6%	10.8%
Weatherford International Limited (NYSE: WFT)	22.4%	22.6%	10.5%
Cameron International Corporation (NYSE: CAM)	18.1%	17.8%	17.9%

The operating profit margins of the Comparable Companies ranged from 10.5% to 50.8% for the three financial years ended 31 December 2007, 2008 and 2009, and the pricing mechanism referred to (c) above, that is, a margin of not more than 10% (before any applicable taxes) is lower than the range. As such, we consider a margin of not more than 10% to be fair and reasonable in so far as the Independent Shareholders are concerned.

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The FPSO vessel leases (i.e. the services provided by CNOOC and/or its Associates to the Group as described in paragraph (iv) above) will be charged at market prices and on normal commercial terms after arm’s length negotiations. Moreover, the terms offered by CNOOC and/or its Associates to the Group should not be less favourable than those granted by CNOOC and/or its Associates to their third party customers. The sales of petroleum and natural gas products (including long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates as described in paragraph (v) above will be charged at state-prescribed prices or local, national or international market prices and on normal commercial terms.

(vii)	Review of the Non-exempt Continuing Connected Transactions by the auditors

The auditors of the Company have performed a review of the Non-exempt Continuing Connected Transactions for the three financial years ended 31 December 2007, 2008 and 2009 (the “Past Transactions”). We noted from the 2007, 2008 and 2009 annual reports of the Company that the auditors confirmed that the Past Transactions (a) had received the approval of the Board; (b) were entered into in accordance with the pricing policies as stated in financial statements of the Company; (c) had been entered into in accordance with the relevant agreements governing them; and (d) had not exceeded the relevant annual caps.

Based on the analysis above, the auditors’ review of the Past Transactions and the obligations of the Directors to comply with the Listing Rules to conduct the Non-exempt Continuing Connected Transactions on normal commercial terms, we consider that the Non - exempt Continuing Connected Transactions are being conducted on normal commercial terms.

3.	Proposed Caps

The Non-exempt Continuing Connected Transactions are subject to the Proposed Caps whereby for each of the three financial years ending 31 December 2011, 2012 and 2013, the value of the Non- exempt Continuing Connected Transactions will not exceed the applicable annual amounts stated in the Letter from the Board contained in the Circular.

In assessing the reasonableness of the Proposed Caps, we have discussed with the Directors and management of the Company the basis and underlying assumptions for the purpose of setting the Proposed Caps.

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(i)	Provision of exploration and support services

Set out below are the approximate values of the provision of exploration and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2007, 2008 and 2009 and for the six months ended 30 June 2010:

				Six months
	Financial year ended 31 December			ended 30 June
	2007	2008	2009	2010
	RMB million	RMB million	RMB million	RMB million
Aggregate value of the provision of exploration and support services	2,812.9	4,445.4	4,421.9	2,690.1
Approximate increase/(decrease) as compared to the previous year (%)		58.0%	(0.5)%

As an exploration and production corporation, the value of the Group depends to a large degree on the scale of its reserves and production. In response to this, the Group actively seeks more areas for exploration, development and production so as to extend its development potential and enhance value for the Shareholders. With this development strategy in mind, the Group initiated more exploration activities and drilled more exploration wells in various exploration areas for the past three financial years ended 31 December 2007, 2008 and 2009. In 2008, the Company strengthened its exploration activities and achieved certain breakthroughs, which mainly included: (1) the successful appraisal of a large light crude oilfield in offshore China – Jinzhou 25-1; (2) the discovery of Bozhong 29-5, Bozhong 35-2 and Kenli 3-2 in the exploration of Yellow River Mouth; (3) the enhanced explorations in both the shallow and the deep stratums in Laizhou Bay frontier area with discovery of Kenli 10-1 and Kenli 12-2. In addition, breakthroughs in frontier areas in Bozhong, Weixi’nan and Zhusan troughs had also been achieved. It was stated in the 2008 annual report of the Company that crude oil prices skyrocketed to a record high of US$147 per barrel in the first three quarters of 2008 before the spread of the financial tsunami. Due to the surge of crude oil price, more exploration activities were carried out internationally and this exerted upward pressure on exploration costs in 2008. The increase of level of exploration work together with the upward exploration costs resulted in an increase of approximately 58.0% in the value of exploration and support services provided by CNOOC and/or its Associates in 2008 compared with the same period in 2007.

Although the crude oil price plummeted following the spread of the financial tsunami, the Company refused to substantially cut its capital expenditures for exploration and development activities because the Company believed that the enhancement of level of its

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exploration and development activities was one of critical factors to pave a smooth way for its sustainable growth in the future. Accordingly, the Group maintained a similar level of exploration activities in 2009. Coupled with a stable exploration costs in 2009 as compared to that in 2008, the value of exploration and support services provided by CNOOC and/or its Associates in 2009 was close to the value in 2008 with a slight drop of 0.5%.

The Group intends to continue to expand its exploration activities, acquire more seismic data and drill more exploration wells in various exploration areas in 2010. It is estimated by the Directors that the value of exploration and support services provided by CNOOC and/or its Associates in 2010 will increase to approximately RMB5,106 million, representing an increase of approximately 15.5% as compared to the value for 2009.

The Proposed Caps for the provision of the exploration and support services were determined based on, among other things, the scheduled exploration activities for coming years. Given the Group’s aim to extend its development potentials, the Group intends to devote more resources to the exploration activities in coming three years. Based on the schedule, the Group will conduct more deep-water exploration work involving a number of exploration wells in 2011. The cost for deep-water exploration work is over 30% higher than that of the typical type of exploration work. In addition to deep-water exploration work, the Group also schedules to carry out more exploration activities. Accordingly, more drilling vessels will be leased from CNOOC and/or its Associates in 2011. On this basis, it is estimated that the value of exploration and support services provided by CNOOC and/or its Associates in 2011 will increase to approximately RMB6,676 million by a growth of approximately 30.7% as compared to the estimated value for 2010. Following the peak in 2011, the Group intends to continue to conduct more exploration work but on a decreasing rate. As a result, the Directors consider that there is an average annual growth of approximately 11.3% and 4.1% in 2012 and 2013 respectively for the Proposed Caps in respect of the provision of the exploration and support services by CNOOC and/or its Associates.

Taking into account the aforesaid factors, the Proposed Caps for the provision of exploration and support services are set as follows:

	Financial year ending 31 December
	2011	2012	2013
	RMB million	RMB million	RMB million

Proposed Caps for the provision of exploration and support services	6,676	7,431	7,737
Approximate increase as compared to the annual cap of previous year (%)	30.7% (Note)	11.3%	4.1%

Note: Compared to the estimated value for 2010

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(ii)	Provision of oil and gas development and support services

Set out below are the approximate values of the provision of oil and gas development and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2007, 2008 and 2009 and for the six months ended 30 June 2010:

				Six months
	Financial year ended 31 December			ended 30 June
	2007	2008	2009	2010
	RMB million	RMB million	RMB million	RMB million
Aggregate value of the provision of oil and gas development and support services	7,996.0	9,984.6	21,974.8	6,273.9
Approximate increase as compared to the previous year (%)		24.9%	120.1%

The total development and support services expenditures (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) increased by approximately 20.0% in 2008 compared with the same period in 2007. The increase of aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates in 2008 was, in general, in line with the increase in the total development and support services expenditures of the Group (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) in that year.

In 2008, the Company encountered significant challenges in its development as a result of bad weather and services shortage. Offshore China experienced a large number of typhoons in 2008, 22 of which significantly affected the Group’s operations in South China Sea. Due to the high oil prices during the first three quarters of 2008, services resources were tight. Several projects of the Group that were scheduled to come on stream in 2008 were postponed. Some of the Group’s leased ships were tied-up and unable to arrive at the operational sites. These led to the delay in development of Ledong 22-1/15-1 and Huizhou 25-3. Accordingly, quite a number of development projects were postponed to 2009. As a result, the aggregate value of the provision of oil and gas development and support services by CNOOC and/or its Associates surged by approximately 120.1% in 2009.

During the year of 2010, the Company maintains a similar number of development projects. However, most of them are at completion stage without substantial amount of development work and payment. Most of new development projects commenced or to be commenced in 2010 are either small in scale or are just at initial stage. Accordingly,

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substantial amount of payment is not expected to be made in 2010. On this basis, the Directors expect that the value of development and support services provided by CNOOC and/or its Associates in 2010 will drop by approximately 20.1% to approximately RMB17,565 million. Based on a schedule provided by the Company, there are a number of new oil and gas projects on hand during the period from 2011 to 2013. Accordingly, substantial oil and gas development and engineering activities are expected to be carried out for coming three years. It was stated in the 2009 annual report of the Company that the Group achieved breakthroughs in deepwater exploration including successful appraisal of Liwan 3-1 gas field in South China Sea in February 2009. After the successful appraisal of Liwan 3-1 gas field, the Group is now planning for its development. It is expected that substantial development and engineering work will be carried out for Liwan 3-1 gas field in 2012. This explains why the number of drilling wells for development activities are planned to increase by approximately 54.6% in 2012. After achieving greater growth rate in 2011 and 2012, the level of development and engineering work scheduled to be conducted in 2013 is expected to be at a level similar to that in 2012. On this basis, the Directors anticipate that the value for provision of oil and gas development and supporting services by CNOOC and/or its Associates in 2011, 2012 and 2013 will increase by approximately 37.0%, 57.5% and 2.4% respectively.

Based on such assumptions, the Directors estimate that the Proposed Caps for the provision of oil and gas development and support services are as follows:

	Financial year ending 31 December
	2011	2012	2013
	RMB million	RMB million	RMB million

Proposed Caps for the provision of oil and gas development and support services	24,067	37,906	38,822
Approximate increase as compared to the annual cap of previous year (%)	37.0% (Note)	57.5%	2.4%

Note: Compared to the estimated value for 2010

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(iii)	Provision of oil and gas production and support services

Set out below are the approximate values of the provision of oil and gas production and support services by CNOOC and/or its Associates to the Group for the three financial years ended 31 December 2007, 2008 and 2009 and for the six months ended 30 June 2010:

				Six months
	Financial year ended 31 December			ended 30 June
	2007	2008	2009	2010
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the provision of oil and gas production and support services	2,994.0	3,656.0	4,115.6	2,026.7
Approximate increase as compared to the previous year (%)		22.1%	12.6%

The total production and support services expenditures (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) increased by approximately 24.3% and 25.0% in 2008 and 2009 respectively compared with the same period in the previous year. The increase of aggregate value of the provision of oil and gas production and support services by CNOOC and/or its Associates in 2008 was, in general, in line with the increase in the total production and support services expenditures of the Group (being the aggregate amount payable to independent third party service providers as well as CNOOC and/or its Associates) in that year. During 2009, the Group awarded fewer production and maintenance projects to CNOOC and/or its Associates as compared to the number of projects awarded to independent third party service providers. As such, the growth for the value of the provision of oil and gas production and support services by CNOOC and/or its Associates in 2009 was less than the total growth of approximately 25.0% in such year.

In view of (1) commencement of production of more new oilfields, (2) introduction of more measures to increase production, and (3) more repair and maintenance costs for production facilities, it is expected that production and support services expenditures payable to CNOOC and/or its Associates will continue to rise in 2010. More number of new oilfield projects are scheduled for commencement of production in the second half of 2010 and this results in a need for more production and support services. Moreover, more scheduled repair and maintenance work will be carried out in the second half of 2010. Accordingly, the Directors estimate that more production and support services will be provided by CNOOC

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and/or its Associates in the second half of 2010 which may cost approximately RMB4 billion. On this basis, it is estimated that the value of the provision of oil and gas production and support services by CNOOC and/or its Associates in 2010 is approximately RMB6,080 million.

To accommodate the development of the Group’s production (including commencement of production of new oilfields), it is expected that 14 platform supply vessels have to be either replaced or upgraded in 2011, and additional 5 platform supply vessels will be required in 2011. Platform supply vessel is a ship specially designed to supply offshore oil platforms. Its primary function is transportation of goods and personnel to and from offshore oil platforms and other offshore structures. Moreover, certain work will be carried out in 2011 to enhance production capacity. During the year ending 31 December 2011, additional scheduled major overhaul work will be conducted. It is expected that production and operation of an oilfield will be taken up by the Group itself in November 2010. These will contribute to the increase of the value of the provision of oil and gas production and support services by CNOOC and/or its Associates to RMB8,228 million in 2011, representing an increase of approximately 35.3% as compared to the estimated value for 2010. Based on the current schedule, the Directors expect that there will be moderate increase in production and support services expenditures payable to CNOOC and/or its Associates for the two financial years ending 31 December 2012 and 2013 with the level of annual increase of 10%.

Taking into account the aforesaid factors, the Proposed Caps for the provision of production and support services are set as follows:

	Financial year ending 31 December
	2011	2012	2013
	RMB million	RMB million	RMB million

Proposed Caps for the provision of oil and gas production and support services	8,228	9,051	9,956
Approximate increase as compared to the annual cap of previous year (%)	35.3% (Note)	10.0%	10.0%

Note: Compared to the estimated value for 2010

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(iv)	FPSO vessel leases

Set out below are the approximate values of the FPSO vessel leases for the three financial years ended 31 December 2007, 2008 and 2009 and for the six months ended 30 June 2010:

				Six months
	Financial year ended 31 December			ended 30 June
	2007	2008	2009	2010
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the FPSO vessel leases	450.7	1,037.3	1,631.8	691.6
Approximate increase as compared to the previous year (%)		130.2%	57.3%

The Group leased two FPSO vessels as at 31 December 2007. The Group leased two more FPSO vessels during first half of 2008 with higher vessel charging rate than that of the previous two vessels because the charging rate is based on crude oil production volume produced from the oilfields in which the FPSO vessels serve. Accordingly, the aggregate value of the FPSO vessel leases surged by approximately 130.2% to RMB1,037.3 million in 2008. In order to accommodate the business expansion of the Group, an additional FPSO vessel was leased during first quarter of 2009. Together with the full year charge of the two FPSO vessels leased during first half of 2008, the aggregate value of the FPSO vessel leases surged by approximately 57.3% in 2009.

For most of FPSO vessels, their rental comprises of fixed and variable elements. The variable rental is calculated by reference to the crude oil production volume produced from the oilfield in which the FPSO vessel serves. An oilfield is in mature stage. Decreasing production from the mature oilfield is a natural phenomenon, and this will lower the lease rental for the FPSO vessel. The Directors anticipate that the aggregate value of the FPSO vessel leases will drop to approximately RMB1,365 million in 2010 as a result of decreasing production from a mature oilfield. At present, the Group is leasing five FPSO vessels (excluding the one under repairs but including the replacement FPSO vessel as detailed below). The Group plans to maintain the number of FPSO vessels at five for coming three financial years ending 31 December 2011, 2012 and 2013. Accordingly, the FPSO vessel charges in 2011 and 2012 will be at a level similar to that of 2010 in an annual amount close to RMB1.4 billion. One of FPSO vessels was shifted from its moorings by strong winds in the Bohai Bay area in November 2009. Although this FPSO vessel had been safely secured, repairing work is required before the Group can use it. The Group is now leasing another smaller FPSO vessel as replacement. The Group understands that the FPSO vessel under repairs will be ready for use in 2013. As this FPSO vessel is larger in size and more advanced, its charging rate is much higher than

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that of the smaller replacement FPSO vessel currently leased by the Group. On this basis, the Directors expect that the value of FPSO vessel charges payable to CNOOC and/or its Associates in 2013 will increase by approximately RMB156 million to approximately RMB1,546 million.

Based on such assumptions, the Directors estimate that the Proposed Caps for the FPSO vessel leases are as follows:

	Financial year ending 31 December
	2011	2012	2013
	RMB million	RMB million	RMB million

Proposed Caps for the FPSO vessel leases	1,401	1,390	1,546
Approximate increase/(decrease) as compared to the annual cap of previous year (%)	2.6% (Note)	(0.8)%	11.2%

Note: Compared to the estimated value for 2010

(v)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

Set out below are the approximate values of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates for the three financial years ended 31 December 2007, 2008 and 2009 and for the six months ended 30 June 2010:

				Six months
	Financial year ended 31 December			ended 30 June
	2007	2008	2009	2010
	RMB million	RMB million	RMB million	RMB million
Aggregate value of the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	38,528.9	39,543.1	54,606.3	41,688.2
Approximate increase as compared to the previous year (%)		2.6%	38.1%

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We are advised by the Directors that nearly all the sales under this category relates to the sales of petroleum. Minimum amount of natural gas products are sold to CNOOC and/or its Associates under this category because natural gas products are mainly sold to CNOOC and/or its Associates under long term sales contracts as more particularly discussed below. The Group’s total oil and gas sales (being the aggregate sales to independent third party customers as well as CNOOC and/or its Associates) grew by 38.1% in 2008 as compared to its total oil and gas sales in 2007. It was stated in the 2008 annual report of the Company that crude oil prices skyrocketed to a record high of US$147 per barrel in the first three quarters of 2008 before the spread of the financial tsunami. Moreover, certain refinery factories of CNOOC and/or its Associates were scheduled for temporary suspension for maintenance purpose. As a result, the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates increased slightly by approximately 2.6% in 2008 compared with the same period in 2007.

In 2009, CNOOC and/its Associates expanded their downstream petroleum businesses. CNOOC’s refinery project in Huizhou （惠州）, Guangdong Province commenced operation in June 2009 with a site area of approximately 2.68 km2 and a total investment amount of approximately RMB20,000 million. The annual production capacity is approximately 12 million tonnes. Moreover, Shandong Haihua Group Limited （山東海化集團有限公司）became a 51%-owned subsidiary of CNOOC in September 2009. Such expansion of downstream petroleum businesses by CNOOC resulted in further demand for the Group’s petroleum in 2009. The increase in demand was partially offset by the drop of average realised price for crude oil in 2009. As a result, the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates increased by approximately 38.1% in 2009 compared with the same period in 2008.

A number of oilfields have commenced operation in 2010. With commencement of operation of new oilfields, more crude oil will be produced in 2010 for sale to CNOOC and/its Associates. As mentioned above, the refinery project in Huizhou commenced operation in June 2009 and Shandong Haihua Group Limited （山東海化集團有限公司） became a subsidiary of CNOOC in September 2009. Full year sale will be made to them in 2010. The average realised price for crude oil for the first half of 2010 has increased by approximately 26.4% as compared to the 2009 average realised price for crude oil. Accordingly, the Directors anticipates that sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) by the Group to CNOOC and/or its Associates amount to approximately RMB114,821 million for 2010, representing a surge of approximately 110.3% as compared to the value for 2009.

When determining the Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas), the Directors make reference to, among other things, the scheduled production capacity of the Group for coming years. Discussions are also made with the management of

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CNOOC and/its Associates regarding their business development and demand for petroleum and natural gas products for coming years. The Company notes from CNOOC and/or its Associates that they will continue to expand their downstream petroleum businesses in 2011 and that they will have an increasing demand of petroleum for their downstream petroleum businesses. Accordingly, more petroleum products will be sold to CNOOC and/or its Associates in 2011. Following the major growth of sales to CNOOC and/or its Associates in 2010 and 2011, it is expected that there will not be any such significant growth in 2012 and 2013. The sales in 2012 and 2013 are anticipated to be at a level similar to that in 2011. Adjustment on the price is also made by the Directors based on their knowledge of the market for determining the Proposed Caps. After considering these factors, the Directors estimate that there will be an increase of approximately 32.7%, 3.8% and 4.7% of sales of petroleum and natural gas products to CNOOC and/or its Associates in 2011, 2012 and 2013 respectively.

Following incorporation of these factors, the Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) are set as follows:

	Financial year ending 31 December
	2011	2012	2013
	RMB million	RMB million	RMB million

Proposed Caps for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	152,315	158,163	165,561
Approximate increase as compared to the annual cap of previous year (%)	32.7% (Note)	3.8%	4.7%

Note: Compared to the estimated value for 2010

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(b)	Long term sales of natural gas and liquefied natural gas

Set out below are the approximate values of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates for the three financial years ended 31 December 2007, 2008 and 2009 and for the six months ended 30 June 2010:

				Six months
	Financial year ended 31 December			ended 30 June
	2007	2008	2009	2010
	RMB million	RMB million	RMB million	RMB million

Aggregate value of the long term sales of natural gas and liquefied natural gas	1,524.7	2,636.7	2,909.6	1,922.4
Approximate increase as compared to the previous year (%)		72.9%	10.4%

An amount of approximately RMB720 million sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates in respect of the North West Shelf gas project in Australia was classified as category sales (a) above (i.e. sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)) in 2007. However, this type of sales had been re-classified as long term sales of natural gas and liquefied natural gas since 2008. Due to subsea pipeline incident, the operation of Dongfang 1-1 gas field was suspended in 2007 and this reduced the amount of long term sales of natural gas and liquefied natural gas to CNOOC and/or its Associates in 2007. With resumption of operation of Dongfang 1-1 gas field, reclassification of sales of natural gas and liquefied natural gas in respect of North West Shelf gas project and the increase of average realised price for natural gas in 2008, the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates surged by approximately 72.9% in 2008.

A number of gas fields have commenced operation in 2010. With commencement of operation of new gas fields, more natural gas and liquefied natural gas will be available for sale in 2010. Moreover, the PRC government has approved the upward adjustment of natural gas price with effect from 1 June 2010. It is estimated that these factors will contribute to significant amount of sales in 2010. On this basis, the Directors anticipate that long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates will amount to approximately RMB5,245 million for 2010, representing a surge of approximately 80.3% as compared to the value for 2009.

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It was stated in 2009 annual report of the Company that production of Ledong 22-1/15-1 gas project commenced in September 2009. It was further stated in 2009 annual report that Ledong 22-1/15-1 was one of the Group’s main natural gas projects in offshore China, supporting the Group’s rapid growth in natural gas production. Based on production schedule, production volume of natural gas from Ledong gas field will substantially increase in 2011. Coupled with other gas field projects, more natural gas is expected to be sold to CNOOC and/its Associates in 2011 with an increase of approximately 35.2% in sales volume. As stated above, the PRC government has approved the upward adjustment of natural gas price with effect from 1 June 2010. The growth in sales volume of natural gas and the full year impact of the upward adjustment of natural gas price promote the increase of sales in 2011. It is estimated that the value of sales is RMB8,034 million in 2011, representing an increase of approximately 53.2% as compared to the estimated value for 2010. Moderate growth of value of sales of approximately 13.8% is expected for 2012. Following the development of Liwan 3-1 gas field in 2011 and 2012, its production is scheduled to commence in 2013 and this contributes to a substantial increase of production volume of natural gas for sales. It is expected that sales volume of natural gas to CNOOC and/its Associates in 2013 will increase significantly mainly because of commencement of sale of natural gas from Liwan gas field to CNOOC and/or its Associates in respect of their business in southern part of the PRC. By making reference to a similar natural gas project in southern part of the PRC, the Directors anticipate that the sale price of natural gas may increase a lot in 2013. No growth is expected for liquefied natural gas sales. On this basis, the Directors estimate that there will be an increase of approximately 131.3% of long term sales value of natural gas and liquefied natural gas to CNOOC and/or its Associates with a dollar value of RMB21,155 million in 2013 compared to the same period in 2012.

Taking into account the aforesaid factors, the Proposed Caps for the long term sales of natural gas and liquefied natural gas are set as follows:

	Financial year ending 31 December
	2011	2012	2013
	RMB million	RMB million	RMB million

Proposed Caps for the long term sales of natural gas and liquefied natural gas	8,034	9,146	21,155
Approximate increase as compared to the annual cap of previous year (%)	53.2% (Note)	13.8%	131.3%

Note: Compared to the estimated value for 2010

The Proposed Caps for the Non-exempt Continuing Connected Transactions were determined by the Directors having taken into account (1) the aforesaid factors; and (2) incorporating certain buffer to cater for possible adjustments in prices, and further growth in businesses of the Group and CNOOC and/or its Associates. We consider such buffer to be acceptable because (1) it would provide flexibility for the Group to capture the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

business opportunities offered by CNOOC and/or its Associates should they place more orders with the Group; (2) it would also provide flexibility for the Group to source services and/or products from CNOOC and/or its Associates if the Directors consider that the terms offered by CNOOC and/or its Associates are in the interests of the Group and the Shareholders; and (3) the Non -exempt Continuing Connected Transactions contemplated under the Comprehensive Framework Agreement will be conducted, after arm’s length negotiations among parties, on normal commercial terms or on terms no less favourable than those available to the Group offered by independent third parties. Having considered the basis on which the Proposed Caps were determined as described above, we are of the view that the Proposed Caps are fair and reasonable.

4.	Conditions of the Non-exempt Continuing Connected Transactions

In compliance with the Listing Rules, the conduct of the Non-exempt Continuing Connected Transactions is subject to a number of conditions which include, among other things:

(i)	the Proposed Caps for each of the three financial years ending 31 December 2011, 2012 and 2013 will not be exceeded;

(ii)
the independent non-executive Directors must, in accordance with Rule 14A.37 of the Listing Rules, review annually the Non-exempt Continuing Connected Transactions and confirm in the Company’s annual report and accounts that the Non-exempt Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Company; (b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(iii)
the auditors of the Company will, in accordance with Rule 14A.38 of the Listing Rules, review annually the Non-exempt Continuing Connected Transactions and they will confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least ten business days prior to the bulk printing of the annual report of the Company) whether the Non-exempt Continuing Connected Transactions:

(a)	have received the approval of the Board;

(b)	are in accordance with the pricing principles of the Group if the transactions involve provision of goods or services by the Group;

(c)	have been entered into in accordance with the Comprehensive Framework Agreement governing the Non-exempt Continuing Connected Transactions; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(d)	have not exceeded the relevant Proposed Caps;

(iv)
the Company shall promptly notify the Stock Exchange and publish an announcement in accordance with the Listing Rules if it knows or has reason to believe that the independent non-executive Directors and/or the auditors will not be able to confirm the matters set out in the points (ii) and/or (iii) above respectively;

(v)
the Company will allow and procure that CNOOC and/or its Associates will allow the auditors of the Company sufficient access to the relevant records of the Non-exempt Continuing Connected Transactions for the purpose of the auditors’ review as referred to in point (iii) above. The Board must state in the annual report whether its auditors have confirmed the matters stated in Rule 14A.38 of the Listing Rules; and

(vi)
the Company will comply with the applicable provisions of the Listing Rules governing connected transactions in the event that the total amount of the Non-exempt Continuing Connected Transactions exceeds the Proposed Caps, or that there is any material amendment to the terms of the Comprehensive Framework Agreement.

In light of the conditions attached to the Non-exempt Continuing Connected Transactions, in particular, (1) the restriction of the value of the Non-exempt Continuing Connected Transactions by way of the Proposed Caps; (2) the ongoing review by the independent non -executive Directors and auditors of the Company regarding the terms of the Non-exempt Continuing Connected Transactions; and (3) the continuing review by the auditors of the Company confirming the Proposed Caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Non-exempt Continuing Connected Transactions and safeguard the interests of the Independent Shareholders.

5.	Duration of agreements regarding the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas

(i)	Reasons for the duration of agreements exceeding three years

We have discussed with the Directors the rationale for the duration of the agreements regarding the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas.

(a)	Leases of FPSO vessels

At present, the Group is leasing five FPSO vessels (excluding the one under repairs but including the replacement FPSO vessel as detailed above) for its offshore oil fields due to the advantages discussed under the paragraph headed “FPSO vessel leases” above. The Company’s policy is to focus its capital resources on exploration, development and production activities. Ancillary assets such as the FPSO vessels involving significant building capital costs, are given a lower priority in the Group’s allocation of assets.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As a result, the Group did not acquire or build its own FPSO vessels. Instead, the Company leases FPSO vessels with a term of in a range of from 10 years to 15 years from CNOOC EnerTech. One of the FPSO vessel leases can be renewed for another 10 years after the initial term of 10 years at the sole discretion of the Company.

The duration of the FPSO vessel leases was determined based on the expected term of oil field production. A brief summary of the lease terms of the FPSO vessels and the expected terms of oil field production is provided to us. We review the summary and discuss the same with the Company. We note that except one FPSO vessel lease with FPSO vessel lease term matching exactly the expected term of oil field production, all lease terms of FPSO vessels are, in general, shorter than the expected terms of oil field production. The expected term of oil production of an oil field is just an estimated figure which is subject to change after operating the oil field for a period of time. Accordingly, the Company takes a prudent approach to enter into FPSO vessel lease agreement with a shorter lease term. The Company will renew the FPSO vessel lease upon expiry of relevant lease agreement based on the condition of the oil field at that time. We understand from the Company that the Group has the priority right to renew the FPSO vessel lease upon expiry under the FPSO vessel lease agreement provided that both the Group and CNOOC EnerTech agree the overall terms for renewal. The reason for the only exception is that CNOOC EnerTech has devoted substantial resources to specifically construct the FPSO vessel for operation in the oil field. On this basis, the Group agrees to enter into a FPSO lease agreement with a term matching exactly the expected term of that oil field production.

The FPSO vessels are currently used by the Group for its offshore oil production for processing, storage and offloading of crude oil in conjunction with the offshore oil platforms of the Group. In view of the substantial capital needed to build the FPSO vessels, CNOOC EnerTech required the security of a long term lease. From the Group’s point of view, such arrangements are in the Group’s favour as they enable the Group to equip itself with the FPSO vessels throughout substantially the expected term of production of its oil fields without committing its own capital upfront. Furthermore, it is cost-effective for the Group to have a long-term lease because rental charges for long-term leases can usually be negotiated at a lower rate compared to short-term leases. For these reasons, the terms were fixed for a period exceeding three years. We consider that these long term lease arrangements are necessary for the Group to underpin its long-term business development. Pursuant to the Comprehensive Framework Agreement, if the Independent Shareholders do not approve the annual caps for the FPSO vessel leases after 31 December 2013, the FPSO vessel leases will be terminated. We consider that the Independent Shareholders’ interests are protected by this mechanism.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	Long term sales of natural gas and liquefied natural gas

Huge capital resources are required to develop a gas field as a result of heavy capital expenditures to construct the gas field platforms and long-distance pipelines. In order to ensure the return on the investment, the Group will identify its target customers and sign long term supply agreements/sales contracts with them during the development phase of the gas field. It is the Group’s practice to make reference to the estimated reserves and production profile of the relevant gas fields for stable supply of natural gas and liquefied natural gas to determine the term of supply agreements/sales contracts. Accordingly, the Group entered into supply agreements/sales contracts with CNOOC and/or its Associates for a term of 5 years to 20 years for sales of natural gas and a term around 25 years for sales of liquefied natural gas. We review a brief summary of terms of the natural gas supply agreements/sales contracts and the expected terms of gas field production as provided by the Company and discuss the same with the Company. We note that four supply agreements/sales contracts with terms as same as the expected terms of the relevant gas field production while two supply agreements/sales contracts with terms shorter than the expected terms of the relevant gas field production. The reason for such shorter term is that after conducting analysis, the Company considers that the two relevant gas fields cannot have stable supply of natural gas throughout the entire “life” of the gas fields. Accordingly, the Company enters into these two supply agreements/sales contracts with shorter terms. The remaining one supply agreement/sales contract is a five-year term renewal agreement/contract after the expiry of the original fifteen-year term agreement/contract. There is only one sales contract for liquefied natural gas with CNOOC and/or its Associates. In determining the term of the sales contract for liquefied natural gas, we understand from the Company that they also adopt the aforesaid basis (i.e. by reference to the estimated reserve and the period of stable supply of liquefied natural gas).

Given the substantial capital investment in the gas field, the Directors consider and we concur that it is in the interests of the Group to secure CNOOC and/or its Associates as an “anchor” customer, matching the estimated gas reserve and production profile of the gas field for stable supply of natural gas and liquefied natural gas. Shortening the period of the term of the supply agreements/ sales contracts to three years may leave the Group significantly exposed to the risk of a shortfall in customer demand. Accordingly, we are of the view that a period longer than three years is required for the Group to lock-in the return on the gas field investment. Pursuant to the relevant Comprehensive Framework Agreement, if the Company fails to obtain the Independent Shareholders’ approval regarding the annual caps for the long term sales of natural gas and liquefied natural gas after 31 December 2013, the supply agreements/sales contracts will be terminated. We consider that the Independent Shareholders’ interests are protected by this mechanism.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Third party agreements

We were provided with a brief summary of sales contracts with independent third parties by the Directors and noted that the Group entered into a number of sales contracts in respect of long term sales of natural gas with independent third parties. The term of long term sales of natural gas is in a range of from 5 years to 20 years. This is consistent with the term of contracts with CNOOC and/or its Associates in relation to long term sales of natural gas. The Group does not have any long term contracts for sales of liquefied natural gas with independent third parties.

Based on our own research on internet, we have reviewed publicly available information regarding a number of FPSO vessel leases, and supply of natural gas or liquefied natural gas arrangements which involve contracts with terms in excess of three years. Our findings are as follows:

SBM Offshore N.V. (“SBM Offshore”), a company listed on the stock exchange of Amsterdam, designs and provides offshore energy systems (including engineering, supply and offshore installation of facilities for the production, storage and export of crude oil, gas and liquefied natural gas) on a lease or sale basis to customers worldwide. SBM Offshore recorded audited consolidated turnover of approximately US$2,956.5 million for the year ended 31 December 2009. SBM Offshore also leases and operates FPSO vessels. According to its website, SBM Offshore and its joint ventures leases fourteen FPSO vessels with lease period ranging from 3 years to 15 years. Thirteen of them have a lease term of 5 years or more. Of these thirteen leases, four of them can be extended from 1.5 years to 5 years.

BW Offshore Limited (“BW Offshore”), a company listed on the Oslo Stock Exchange, is a FPSO contractor and engaged in advanced offshore loading and production systems to the oil and gas industry. For the year ended 31 December 2009, BW Offshore recorded audited consolidated revenue of approximately US$408.8 million. We note from its annual report for the year ended 31 December 2009 that BW Offshore leases six FPSO vessels with lease period ranging from 5 years to 15 years. Of these six leases, five of them can be extended.

We have also identified certain long term supply of natural gas or liquefied natural gas arrangements with term of 15 years or longer. Relevant details are set out below:

Period of
Parties	agreement	Details of the transactions

(a) Osaka Gas Co., Ltd (“Osaka Gas”)
(i) Shell Eastern Trading (Pte.)	25 years	Shell Eastern Trading (Pte.) Ltd.
Ltd.; and		and Osaka Gas signed an
Osaka Gas		agreement for supply of
Date of agreement:		liquefied natural gas of up to
7 July 2010		800,000 tons per annum from
Shell to Osaka Gas.

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Period of
Parties	agreement	Details of the transactions

(ii) Osaka Gas; and	20 years	Osaka Gas signed an agreement
Shizuoka Gas Co., Ltd.		with Shizuoka Gas Co., Ltd for
supply of liquefied natural gas
Date of agreement:		of approximately 300,000 tons
23 June 2010		per annum to Shizuoka Gas Co.,
Ltd.

(iii) Osaka Gas; and Okinawa	27 years	Osaka Gas signed an agreement
Electric Power Company		with Okinawa Electric Power
Company for sales of liquefied
Date of agreement:		natural gas from Osaka Gas to
13 May 2010		Okinawa Electric Power
Company of approximately
400,000 tons per annum.

(iv) Papua New Guinea LNG Global	20 years	Papua New Guinea LNG Global
Company LDC; and		Company LDC entered into an
Osaka Gas		agreement with Osaka Gas for
supply of liquefied natural gas
Date of agreement:		to Osaka Gas of approximately
22 December 2009		1.5 million tons per annum.

(v) Chevron Australia Pty Ltd;	25 years	The three parties entered into an
Chevron (TAPL) Pty Ltd; and		agreement that Chevron Australia
Osaka Gas		Pty Ltd and Chevron (TAPL) Pty
Ltd will together supply Osaka
Date of agreement:		Gas liquefied natural gas of 1.375
10 September 2009		million tons per annum.

(b) Chevron Corporation (“Chevron”)

(i) Chevron; and	25 years	Chevron and Chubu Electric Power
Chubu Electric Power Co., Inc.		Co., Inc. entered into agreement
for supply of liquefied natural
Date of media release:		gas by Chevron of 1.44 million
16 December 2009		tons per annum.

(ii) Chevron; and	15 years with	Chevron signed a head of
	an option to	agreement with Korea Gas
Korea Gas Corporation	extend for a	Corporation for supply of
Date of media release:	further 5 years	liquefied natural gas of 1.5
15 September 2009		million tons per annum from
Chevron.

(iii) Chevron; and	25 years	Chevron signed an agreement
Tokyo Gas Co., Ltd.		with Tokyo Gas Co., Ltd. for
supply of liquefied natural gas
Date of media release:		from Chevron of 1.1 million tons
9 September 2009		per annum.
(iv) Chevron; and
	20 years	Chevron and GS Caltex
GS Caltex Corporation		Corporation signed an agreement
Date of media release:		for supply of liquefied natural
9 September 2009		gas from Chevron of 0.5 million
tons per annum.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Period of
Parties	agreement	Details of the transactions

(c) GasTerra B.V. (“GasTerra”)
GasTerra; and	Extension of	GasTerra is an international
GDF SUEZ S.A.	agreement up to	company trading in natural gas. It
	2029	operates on the European energy
Date of media release:		market and has a significant share
15 June 2009		of the Dutch gas market. It also
provides gas-related services and
has over 40 years’ experience in
purchasing and selling natural gas.
GasTerra and GDF SUEZ S.A.
had agreed to extend their natural
gas sale and purchase agreement
up to
2029.

Sources: the websites of Osaka Gas, Chevron and GasTerra

Based on the above arrangements of Osaka Gas, Chevron and GasTerra, the term of supply contracts of natural gas or liquefied natural gas ranges from 15 years to 27 years. The terms of supply of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates are 5 years to 20 years and around 25 years respectively. As discussed above, the Group makes reference to the estimated reserves and production profile of the relevant gas fields for stable supply of natural gas and liquefied natural gas to determine the term of supply agreements/sales contracts. The Group has one five-year natural gas supply agreement/sales contract with CNOOC and/ or its Associate and this supply agreement/sales contract is renewal one after the expiry of the original fifteen- year term agreement/contract. The five-year term is determined by reference to the condition of gas field upon expiry. The terms of supply of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates are below the high end of the range of 27 years for the above third party arrangements by Osaka Gas, Chevron and GasTerra.

In light of the above, we are of the opinion that the duration of the agreements regarding the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas of the Group for such longer term is in line with normal business practice for contracts of this type.

DISCUSSION AND ANALYSIS

The Company’s shares were listed on the Stock Exchange in February 2001. Prior to the Reorganisation to facilitate the listing, the Company’s businesses were substantially integrated with those of CNOOC group. Following the Reorganisation, the businesses, assets and contractual arrangements were separated as far as possible, but inevitably some connections remained. We consider this is the normal situation when a relatively integrated business is spun off from its parent.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

There are also transactions among members of the Group and CNOOC Group, which are common where each group subsidiary has its own business specialisation. This is also the case for PetroChina and Sinopec. The Directors consider that if the Group chooses to conduct exploration, development, production and support services on its own instead of from CNOOC and/or its Associates, the Group will have to incur a substantial amount of capital which could otherwise be better utilised in its core exploration and production businesses. It will also incur additional staff overheads and various other costs which may adversely affect its financial results.

The Directors also consider that it may be more costly to provide aforementioned services itself. Based on the quotations received by the Group and detailed assessment, the terms offered by international service providers for the aforesaid services and the FPSO vessel leases are generally less competitive than the terms offered by CNOOC and/or its Associates. Therefore, the provision of services and the lease of FPSO vessels between the Group and CNOOC Group cannot be easily or efficiently eliminated.

Based on our discussions with the Directors, both the supply and usage of petroleum and natural gas products in the PRC are dominated by CNPC, China Petrochemical Corporation and CNOOC, being the three largest oil and gas companies in the PRC. Given that the local market prices for petroleum and natural gas products are generally competitive with the international market prices after taking into account the associated costs for export such as tariff and overseas transportation costs, the Group has sold most of its petroleum and natural gas products within the PRC. As a result, the Group has historically supplied petroleum and natural gas products to CNOOC and/or its Associates, as well as to CNPC, China Petrochemical Corporation and/or their respective Associates. These factors result in the Non-exempt Continuing Connected Transactions of the types summarised above. We consider a fair and reasonable basis for the pricing and other terms has been established under the Comprehensive Framework Agreement, as discussed above. Whilst the approval of the Proposed Caps gives the Company the flexibility to use its parent’s services, the Company is not committed to do so, nor does the approval obviate the need for a competitive bidding process to be carried out, as outlined above.

The Proposed Caps have been established for the Non-exempt Continuing Connected Transactions. We consider the transactions themselves will be conducted on normal commercial terms and for benefit of the development of the Group. We concur with the Directors that the Proposed Caps, which are in our opinion based on well -supported projections with a reasonable buffer, allow the Group a degree of flexibility in managing its businesses.

Where the terms of the agreements for the FPSO vessel leases and the long term sales of natural gas and liquefied natural gas are longer than three years, we consider these terms are in line with the terms of comparable transactions we have researched. A period longer than three years is required for the sales of natural gas and liquefied natural gas so as to safeguard the Group’s return on its substantial capital investment in the gas fields. A longer term is also necessary for the FPSO vessel leases to match either entirely or substantially the services of the FPSO vessels with the expected production life of the Group’s oil fields, together with the financial advantages mentioned above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

OPINION

Having taken into account the above principal factors, we consider that the Non-exempt Continuing Connected Transactions are in the ordinary and usual course of business of the Group and the terms of the Comprehensive Framework Agreement with CNOOC in relation to the Non-exempt Continuing Connected Transactions are on normal commercial terms. We also consider that the Proposed Caps and the terms of the Comprehensive Framework Agreement with CNOOC in relation to the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and that the entering into of the Non-exempt Continuing Connected Transactions is in the interests of the Company and the Shareholders as a whole.

Given that (i) the Group wishes to use the services of the FPSO vessels throughout the expected term of production of its oil fields without incurring material capital risk; (ii) CNOOC EnerTech requires the security of a long-term lease for its considerable capital commitments to build and construct the FPSO vessels; and (iii) it is cost-effective for the Group to have a long-term lease because rental charges for long -term leases can usually be negotiated at a lower rate compared to short-term leases, we are of the opinion that it is necessary from a commercial point of view for the FPSO vessel leases to be of a longer period than three years. In view of substantial capital investment in the gas fields, we concur with the Directors’ view that a longer period is required for the long term sales of natural gas and liquefied natural gas to lock in the Group’s return on the gas field investment.

Based on our research into other FPSO vessel leases and long term sales of natural gas or liquefied natural gas arrangements summarised above, we consider that it is normal business practice for agreements of a similar nature to the agreements with CNOOC and/or its Associates to be with a term exceeding 3 years.

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions and the Proposed Caps.

Yours faithfully, for and on behalf of SOMERLEY LIMITED Richard Leung Director

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

2.	DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange were as follows:

Interests in share options granted by the Company

			Underlying
			shares
			granted
		Exercise	pursuant to
Name of grantee	Date of grant	price	options
		(HK$)

Executive Directors
Yang Hua	12 March 2001	1.19	1,150,000
	27 August 2001	1.232	1,150,000
	24 February 2003	2.108	1,150,000
	5 February 2004	3.152	1,150,000
	31 August 2005	5.62	1,610,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	2,835,000
	20 May 2010	12.696	2,000,000

Wu Guangqi	31 Aug 2005	5.62	1,610,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	1,857,000
	20 May 2010	12.696	1,857,000

APPENDIX I	GENERAL INFORMATION

			Underlying
			shares
			granted
		Exercise	pursuant to
Name of grantee	Date of grant	price	options
		(HK$)

Non-executive Directors
Fu Chengyu	12 March 2001	1.19	1,750,000
	27 August 2001	1.232	1,750,000
	24 February 2003	2.108	1,150,000
	5 February 2004	3.152	2,500,000
	31 August 2005	5.62	3,500,000
	14 June 2006	5.56	3,850,000
	25 May 2007	7.29	4,041,000
	29 May 2008	14.828	4,041,000
	27 May 2009	9.93	4,041,000
	20 May 2010	12.696	2,100,000

Zhou Shouwei	12 March 2001	1.19	1,400,000
	27 August 2001	1.232	1,750,000
	24 February 2003	2.108	1,750,000
	5 February 2004	3.152	1,750,000
	31 August 2005	5.62	2,450,000
	14 June 2006	5.56	2,700,000
	25 May 2007	7.29	2,835,000
	29 May 2008	14.828	2,835,000
	27 May 2009	9.93	1,800,000
	20 May 2010	12.696	1,800,000

Wu Zhenfang	31 August 2005	5.62	800,000
	14 June 2006	5.56	1,770,000
	25 May 2007	7.29	1,857,000
	29 May 2008	14.828	1,857,000
	27 May 2009	9.93	1,800,000
	20 May 2010	12.696	1,800,000

Independent Non-executive Directors
Chiu Sung Hong	5 February 2004	3.152	1,150,000

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such

APPENDIX I	GENERAL INFORMATION

provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and the Stock Exchange.

3.	SUBSTANTIAL SHAREHOLDER

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Approximate
		percentage
		of the total
	Ordinary	issued
Name of substantial shareholder of the Company	shares held	shares

CNOOC (BVI)	28,772,727,268	64.41%
OOGC	28,772,727,273	64.41%
CNOOC	28,772,727,273	64.41%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which in turn is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at the Latest Practicable Date, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Save as disclosed above, the Directors and chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

APPENDIX I	GENERAL INFORMATION

4.   PROFESSIONAL QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have given their opinions or advices which are contained in this Circular:

Names	Qualifications

Somerley Limited	A corporation licensed to carry out type 1 (dealings in
securities), type 4 (advising on securities), type 6
(advising on corporate finance) and type 9 (asset
management) regulated activities under the SFO

Jones Lang LaSalle Sallmanns	Independent property valuer
Limited

(a)
As at the Latest Practicable Date, none of Somerley and JLLSL had any beneficial interest in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which had been, since 31 December 2009, being the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(b)
Somerley and JLLSL have given and have not withdrawn their respective written consent to the issue of this Circular with inclusion of their opinions and letters, as the case may be, and the reference to their names included herein in the form and context in which they respectively appear.

5.	LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and, so far as the Directors are aware, no litigation or arbitration of material importance is pending or threatened against the Company.

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2009, being the date of the latest published audited financial statement of the Company.

7.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group referred to in Rule 13.68 of the Listing Rules (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX I	GENERAL INFORMATION

8.	INTERESTS OF DIRECTORS

(a)
The Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would be required to be disclosed under the Listing Rules.

(b)	No Director was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant to the business of the Group taken as a whole.

(c)
Since 31 December 2009, being the date of the latest published audited consolidated accounts of the Company, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

9.	GENERAL

(a)	The registered office of the Company is situated at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong.

(b)	The Company’s registrar is Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	The English text of this Circular and the accompanying form of proxy shall prevail over the Chinese text in the case of any inconsistency.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday (other than public holidays) at the offices of Herbert Smith at 23rd Floor, Gloucester Tower, 15 Queen’s Road Central, Hong Kong, from the date of this Circular up to and including 24 November 2010:

(a)	the Comprehensive Framework Agreement entered into between the Company and CNOOC;

(b)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 22 of this Circular;

(c)	the letter issued by Somerley, the text of which is set out on pages 23 to 52 of this Circular;

(d)	the letter issued by JLLSL confirming certain matters set forth out in the Letter from the Board referred to on page 11 of this Circular; and

(e)	the written consents referred to in paragraph 4 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of CNOOC Limited (the “Company”) will be held at Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on 24 November 2010 at 3 p.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1.
“THAT the Non-exempt Continuing Connected Transactions as described in the Circular, which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and unconditionally approved and that any Director of the Company be and is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions.”

2.	“THAT the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions, as described in the Circular, be and are hereby approved, ratified and confirmed.”

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 3 November 2010

Registered Office:
65th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:
1.
The register of members of the Company will be closed from 22 November 2010 to 24 November 2010 (both dates inclusive) during which no transfer of shares will be registered. In order to qualify for voting at the EGM, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s), must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 19 November 2010.

2.	A member entitled to attend and vote at the EGM convened by this notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

3.
To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time for holding the EGM or any adjournment thereof.

4.
A form of proxy for use at the meeting is enclosed. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the EGM or any adjournment thereof and, in such event, the relevant form of proxy shall be deemed to be revoked.

5.
Where there are joint registered holders of any Share, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the EGM personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such Share will alone be entitled to vote in respect thereof.

6.	Capitalised terms used in this notice have the same meaning as is set out in the section entitled “Definitions” on pages 1 to 4 of the Circular of the Company dated 3 November 2010.

Exhibit 99.3

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Form of proxy for the Extraordinary General Meeting to be held on 24 November 2010

I/We (Note 1)
of
being the registered holder(s) of	shares (Note 2)
of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING
(Note 3) or
of
as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong on 24 November 2010 at 3 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below (Note 4).

ORDINARY RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
1. To approve the Non-exempt Continuing Connected Transactions
2. To approve the Proposed Caps for each category of the Non-exempt Continuing Connected Transactions

Dated this ________________ day of _________________________ 2010	Signed (Note 5) _____________________________

Notes:
1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Extraordinary General Meeting in person if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.